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                                March 13, 2022

       Mostafa Ronaghi, Ph.D.
       Chief Executive Officer
       Dynamics Special Purpose Corp.
       2875 El Camino Real
       Redwood City, CA, 94061

                                                        Re: Dynamics Special
Purpose Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed February 14,
2022
                                                            File No. 333-262707

       Dear Dr. Ronaghi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed February 14, 2022

       Cover Page

   1.                                                   Disclose if the SPAC
s sponsors, directors, officers or their affiliates will participate in the
                                                        PIPE Investment.
   2. Please revise this section to disclose the post-business combination voting power of (i)
                                                        DYNS's sponsor and its
affiliates as well as (ii) DYNS's current public stockholders.
       Market and Industry Data, page ii

   3.                                                   Your statements
regarding information in the document provided by third-party sources, or based on information
from third-party sources, inappropriately implies you are not
 Mostafa Ronaghi, Ph.D.
FirstName  LastNameMostafa  Ronaghi, Ph.D.
Dynamics Special  Purpose Corp.
Comapany
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         responsible for the disclosure in the prospectus. Revise to clarify you are responsible for all disclosure in the prospectus.
Questions and Answers About The Proposals, page ix

4. Please add a question and answer that highlights the business combination consideration, including the relative equity ownership percentage split and the contingency consideration. Also, please include the post transaction equity value of the combined company and the value of equity to be issued to the Senti shareholders.
5. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
6. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
7. Please add a question and answer that discloses all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, at different redemption levels.
8. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
9. Please revise your disclosures here and on page 200 to quantify the number of shares that will have registration rights following the consummation of the Business Combination.
Q: What is a Non-Redemption Agreement?, page xiii

10. Please disclose whether any Non-Redemptions Agreements were entered into with affiliates or interested parties.
Summary of the Proxy Statement/Prospectus
The Parties
Senti, page 2

11. Please revise the summary disclosure concerning Senti to highlight the going concern determinations.
Interests of the Sponsor and DYNS's Directors and Officers in the Business Combination, page 9

12. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket
 Mostafa Ronaghi, Ph.D.
Dynamics Special Purpose Corp.
March 13, 2022
Page 3
         expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
Risk Factors, page 22

13. Please disclose the material risks to unaffiliated investors presented by taking Senti public through a merger rather than an underwritten offering. These risks could include, for example, the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
We may be unable to acquire or in-license any relevant third-party intellectual property rights..., page 58

14. Please revise to disclose which of Senti's product candidates and technologies are subject to march-in rights.
New Senti   s amended and restated bylaws designate the Court of Chancery of the State of
Delaware..., page 93

15.      We note that the New Senti   s amended and restated bylaws will
contain a forum selection
         provision that identifies the U.S. federal district courts as the exclusive forum for actions arising under the Securities Act. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities
         Act or the rules and regulations thereunder. Please also ensure the disclosure on page 340 is consistent with the disclosure here.
16. We note that the Delaware Court of Chancery forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also ensure the disclosure on page 340 is consistent with the disclosure here.
The Sponsor and DYNS's officers and directors own DYNS Common Stock that will be worthless..., page 94

17. Please revise this risk factor to more clearly state that because the sponsor will benefit from the completion of a business combination and may be incentivized to complete an
FirstName LastNameMostafa Ronaghi, Ph.D.
       acquisition of a less favorable target company or on terms less favorable to
Comapany   NameDynamics
       shareholders           Special
                    rather than        Purpose
                                 liquidate.    Corp.also highlight this risk in
the Summary of the
                                            Please
March Proxy  Statement/Prospectus.
       13, 2022  Page 3
FirstName LastName
 Mostafa Ronaghi, Ph.D.
FirstName  LastNameMostafa  Ronaghi, Ph.D.
Dynamics Special  Purpose Corp.
Comapany
March      NameDynamics Special Purpose Corp.
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Background of the Business Combination, page 110

18.      Please revise the background section to provide additional detail
regarding the    three
         other potential targets" and to clarify the extent of the negotiations with the three other potential targets that you ultimately did not pursue. To the extent that any preliminary proposals were submitted, please disclose all material proposal terms, including transaction structure, valuation, and equity split distribution.
19. Please identify the individuals and/or parties who participated in the meetings and discussions described throughout this section. By way of example only, please identify each of the individuals who participated in the diligence discussions with Senti from July
         19, 2021 to July 29, 2021 and the experts and third-party consultants referenced on page
         116.
20.      We note your disclosure on page 111 that "[i]ndependently, members of
DYNS's
         management team heard about Senti from calls with people in their network." Please disclose, if known, the dates of such conversations and the individuals involved.
21. Please revise your disclosure in this section to clearly describe how DYNS formulated equity value of Senti equal to $240,000,000. Please also revise to clarify whether this valuation was subject to any negotiation between the parties.
22. Please revise to explain in greater detail the materials reviewed in the data room and the
         "financial analysis conducted by DYNS   s management team" referenced
on page
         124.
23. You disclose that on September 3, 2021, you, Senti, J.P. Morgan, Morgan Stanley, BofA
         Securities began discussing the proposed PIPE financing and on September 22, 2021, began marketing an investment in the PIPE financing. Please disclose who selected the
         PIPE investors, the identity of the PIPE investors, and any material relationships between the PIPE investors and the sponsor, the Companies and their affiliates.
The Board's Reasons for Approval of the Business Combination, page 122

24. We note your disclosure that the board of directors did not obtain a third-party valuation or fairness opinion. Please describe the substantive factors considered by the board of directors and management in determining that the business combination is "fair" to stockholders, as disclosed on page 11.
25. Please describe in greater detail all material analyses the board relied upon in evaluating the financial aspects of the business combination. If there were any analyses that did not support the fairness of the transaction, please include appropriate disclosure. Please also revise to clarify whether your board of directors reviewed a comparable company analysis. We note your statements on page 113 regarding public comparables. To the extent that your board of directors reviewed a comparable company analysis, please include this analysis in the prospectus.
 Mostafa Ronaghi, Ph.D.
FirstName  LastNameMostafa  Ronaghi, Ph.D.
Dynamics Special  Purpose Corp.
Comapany
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Material U.S. Federal Income Tax Considerations, page 144

26. We note your intention and expectation that the transaction qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as
         amended. Please revise your disclosure to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization and include appropriate risk factor disclosure. In addition, please state in your disclosure that the discussion is the opinion of tax counsel and identify counsel. Refer to Sections III.B and C of Staff Legal Bulletin 19.
         Please also file a tax opinion as an exhibit to the filing or provide us your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of
         Regulation S-K and, for guidance, Section III.A.2 of Staff Legal Bulletin No. 19.
Conflicts of Interest, page 209

27. We note that J.P. Morgan served as the sole book running manager of DYNS's initial public offering and was engaged as a capital markets advisor in connection with the business combination, entitling it to receive $7,050,000 of deferred underwriting fees.
         Please disclose this conflict of interest in this section and throughout the prospectus, as appropriate.
28. We note your disclosure that your current charter modifies the corporate opportunities doctrine. Please address whether this conflict of interest impacted your search for a business combination target.
Executive Compensation, page 308

29. Please include a description of the material terms of Deborah Knobelman's employee offer letter, which you have filed as Exhibit 10.9. Refer to Item 18(a)(7)(ii) of Form S-4.
Beneficial Ownership, page 318

30. Please identify the natural person(s) with voting and/or dispositive control of the shares held by 8VC in footnote 10 to the beneficial ownership table.
General

31. Please revise the proxy statement/prospectus to ensure that all acronyms and industry terms are defined when first used. We note several uses of acronyms that are never defined and whose meaning is not clear from context. For example, in your risk factor disclosure on page 40 you use "CMO" and in the background section on page 112 you use
         "CDA." Refer to Rule 421(b) of the Securities Act of 1933.
32. Please remove the references throughout your prospectus to "first-in-class" or "best-in-
         class" product candidates as these descriptions imply an expectation of regulatory approval and are inappropriate given the length of time and uncertainty with respect to securing marketing approval.
 Mostafa Ronaghi, Ph.D.
Dynamics Special Purpose Corp.
March 13, 2022
Page 6
Registration Statement on Form S-4 filed February 14, 2022

Unaudited Pro Forma Condensed Financial Information, page 153

33. Reference is made to note 4 on page 160. We note you indicate here and elsewhere within your filing that the exchange ratio is determined in accordance with the terms of the Merger Agreement. Please revise to expand upon how the exchange ratio is calculated under the terms of the agreement and/or cross-reference to where such information can be obtained within your filing.
34. Given that the merger will be accounted for as a reverse recapitalization with Senti
      BioSciences, Inc. as the accounting acquirer, it appears to us that the expenses incurred by
      Dynamics Special Purpose Corp of $7.4 million, disclosed in note 5(d) on page
      161 are transaction costs related to the merger that should be expensed as incurred and recorded in the pro forma statement of operations as a non-recurring item. Please advise or revise.
35. Reference is made to note 6(f) on page 163. Please tell us and expand your disclosures to include a note regarding how the amounts attributed to stock owned by Sponsors and public stockholders were derived. Your response should explain how this calculation is consistent with the guidance outlined within Rule 11-02(a)(9)(ii) of Regulation S-X and how it reconciles or relates to the historical weighted shares outstanding disclosed on the statement of operations elsewhere within your filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,
FirstName LastNameMostafa Ronaghi, Ph.D.
                                                            Division of
Corporation Finance
Comapany NameDynamics Special Purpose Corp.
                                                            Office of Real
Estate & Construction
March 13, 2022 Page 6
cc:       Alan Denenberg
FirstName LastName